Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017

Pretax income before adjustment for noncontrolling interest	$10,460	$29,694	$22,374	$49,414

Add back:
Fixed charges	11,327	11,786	33,515	34,316
Distributed income of equity investees	65	135	546	613
Deduct:
Equity in earnings of equity investees	(297)	(81)	(570)	(223)
Capitalized interest	(130)	(75)	(706)	(193)
Earnings as Defined	$21,425	$41,459	$55,159	$83,927

Fixed Charges
Interest expense including amortization of deferred financing fees	$11,045	$11,586	$32,354	$33,871
Capitalized interest	130	75	706	193
Interest portion of rent expense	152	125	455	252
Fixed Charges	11,327	11,786	33,515	34,316
Preferred share dividends	1,676	1,675	5,026	5,026
Combined Fixed Charges and Preferred Dividends	$13,003	$13,461	$38,541	$39,342

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.65	3.08	1.43	2.13